Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,
please see Kinross’ second quarter
2010 Financial Statements and MD&A
at www.kinross.com

NEWS RELEASE

Kinross reports 2010 second quarter results
Margins increase by 38%
Adjusted net earnings4 up 34%; adjusted operating cash flow4 up 20%
$7.1-billion friendly combination with Red Back creates new high-growth gold producer

Toronto, Ontario – August 4, 2010 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its unaudited results for the second quarter ended June 30, 2010.

(This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 8 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

Highlights

●	Production1 in the second quarter 2010 was 538,270 gold equivalent ounces, a slight decrease of 4% over the same period last year.

●
    Revenue for the quarter was $696.6 million, compared with $598.1 million in the second quarter of 2009, an increase of 16%. The average realized gold price for the quarter was $1,158 per ounce sold, compared with $915 per ounce sold in Q2 2009, an increase of 27%.

●
    Cost of sales per gold equivalent ounce2 was $496 for Q2, an increase of 14% compared with Q2 2009. Cost of sales per gold ounce on a by-product basis was $459 in Q2 compared with $382 for the same period last year.

●	Kinross’ attributable margin per ounce sold3 was a record $662 in Q2, a year-over-year increase of 38%.

●	Adjusted operating cash flow4 was $271.4 million, or $0.39 per share, compared with $227.1 million, or $0.33 per share, in Q2 2009, an increase of 20% in adjusted operating cash flow.

●
    Adjusted net earnings4 were $113.1 million, or $0.16 per share, compared with $84.3 million, or $0.12 per share, in Q2 2009, an increase of 34% in adjusted net earnings. Reported net earnings were $103.8 million, or $0.15 per share, compared with $19.3 million, or $0.03 per share, in Q2 2009.

●
    On August 2, Kinross and Red Back Mining Inc. announced a $7.1-billion transaction to create a pure gold senior producer with an exceptional growth profile, combining Kinross’ strong base of high-quality mines, growth projects, and proven track record, with Red Back’s early-stage operating mines and outstanding exploration and expansion potential.

●
    On July 23, Kinross announced that it had sold its 19.9% equity interest in Harry Winston Diamond Corporation. Proceeds from this sale are approximately $186 million. The Company also agreed to sell its interest in the Diavik Diamond Mine joint venture for approximate proceeds of $220 million5.

●
    Kinross has agreed to acquire B2Gold Corp.’s right to an interest in the Kupol East and West exploration licence areas, further consolidating the Company’s interests in the area surrounding the Kupol mine.

●	The Board of Directors declared a dividend of $0.05 per share payable on September 30, 2010 to shareholders of record at the close of business on August 31, 2010.

CEO Commentary
Tye Burt, President and CEO, made the following comments in relation to second quarter 2010 results:

“Kinross recorded another quarter of strong financial results, with record margins and year-over-year increases in revenue, operating cash flow, and adjusted net earnings4. We remain on target to meet our overall 2010 production and cost of sales per ounce forecast.

1 Unless otherwise stated, production figures in this release are based on Kinross’ 75% share of Kupol production.
2 Cost of sales per ounce is a non-GAAP measure and is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder.
3 Attributable margin per ounce sold is a non-GAAP measure and is defined as average realized gold price per ounce less attributable cost of sales per gold equivalent sold.
4 Reconciliation of non-GAAP measures is located on page 10 of this news release.
5 Preliminary proceeds based on the Harry Winston share price on July 22.

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

“Our friendly combination with Red Back gives Kinross immediate additional production and exceptional growth opportunities, plus a major presence in one of the world’s fastest growing gold regions. With Kinross’ ability to realize the significant upside potential in Red Back’s assets, this combination presents an outstanding opportunity for the shareholders of both companies.

“We continue to make good progress on Kinross’ stand-alone growth program. We’ve commenced engineering on the Maricunga optimization project, advanced our exploration and site activities at Dvoinoye in anticipation of closing our acquisition, acquired B2Gold’s rights in the Kupol East and West exploration areas, and made solid progress at our major development projects during the quarter, receiving key permits at Fruta del Norte in Ecuador, and advancing our drilling program and permitting activities at Lobo-Marte.

“We were pleased to realize a significant gain for our shareholders with the sale of our Harry Winston shares and expected sale of our interest in the Diavik mine, which will help fund future growth.”

Financial results

Summary of financial and operating results

		Three months ended		Six months ended
		June 30,		June 30,
	(dollars in millions, except per share and per ounce amounts)	2010	2009	2010	2009
	Total(a) gold equivalent ounces(b) - produced	585,027	619,045	1,177,391	1,210,214
	Total gold equivalent ounces(b) - sold	603,376	651,390	1,222,122	1,241,901

	Attributable(c) gold equivalent ounces(b) - produced	538,270	560,479	1,082,404	1,087,367
	Attributable(c) gold equivalent ounces(b) - sold	551,958	583,607	1,119,056	1,110,414

	Metal sales	$696.6	$598.1	$1,354.2	$1,130.8
	Cost of sales (excludes accretion and reclamation expense, depreciation, depletion and amortization)	$289.9	$270.0	$567.3	$504.5
	Accretion and reclamation expense	$5.2	$4.6	$10.4	$9.2
	Depreciation, depletion and amortization	$112.6	$117.0	$241.5	$228.2
	Operating earnings	$220.5	$154.5	$413.9	$295.1
	Net earnings	$103.8	$19.3	$214.4	$95.8
	Basic earnings per share	$0.15	$0.03	$0.31	$0.14
	Diluted earnings per share	$0.15	$0.03	$0.31	$0.14
	Adjusted net earnings (d)	$113.1	$84.3	$210.5	$154.6
	Adjusted net earnings per share (d)	$0.16	$0.12	$0.30	$0.22
	Cash flow provided from operating activities	$216.4	$171.8	$428.4	$337.2
	Adjusted operating cash flow (d)	$271.4	$227.1	$497.7	$442.0
	Adjusted operating cash flow per share (d)	$0.39	$0.33	$0.71	$0.64
	Average realized gold price per ounce	$1,158	$915	$1,111	$906
	Consolidated cost of sales per equivalent ounce sold (e)	$480	$414	$464	$406
	Attributable(c) cost of sales per equivalent ounce sold (e)	$496	$434	$478	$427
	Attributable(c) cost of sales per ounce sold on a by-product basis (f)	$459	$382	$437	$376

(a)	“Total” includes 100% of Kupol production.

(b)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2010 was 65.31:1, compared with 67.03:1  for the second quarter of 2009 and for the first six months of 2010 was 65.49:1, compared with 69.49:1 for the first six months of 2009.

(c)	“Attributable” includes Kinross’ share of Kupol production (75%) only.

(d)
“Adjusted net earnings”, “Adjusted net earnings per share”, “Adjusted operating cash flow” and “Adjusted operating cash flow per share” are non-GAAP measures. The reconciliation of these non-GAAP financial measures is located in this news release.

(e)	“Consolidated cost of sales per ounce” is a non-GAAP measure and is defined as cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold.

(f)
“Attributable cost of sales per ounce on a by-product basis” is a non-GAAP measure and is defined as cost of sales as per the consolidated financial statements less attributable(c) silver revenue divided by the total number of attributable(c) gold ounces sold.  The reconciliation of this non-GAAP measure is located in this news release.

Kinross produced 538,270 attributable gold equivalent ounces in the second quarter of 2010, a 4% decrease over the second quarter of 2009, mainly due to lower than expected production at our operations in Chile, and expected lower grades at Kupol.

p. 2 Kinross reports 2010 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cost of sales per gold equivalent ounce was $496 compared with $434 per ounce for the second quarter of 2009, an increase of 14%. Cost of sales per gold ounce on a by-product basis was $459, based on attributable gold sales of 519,634 ounces.

Revenue from metal sales was $696.6 million in the second quarter of 2010, versus $598.1 million during the same period in 2009, an increase of 16%. The average realized gold price was $1,158 per ounce, compared with $915 per ounce for the second quarter of 2009, an increase of 27%.

Kinross’ margin per gold equivalent ounce sold was $662 for the quarter, an increase of 38% compared with the second quarter of 2009.

Adjusted operating cash flow4 was $271.4 million for the quarter, or $0.39 per share, compared with $227.1 million, or $0.33 per share, for the second quarter of 2009. Cash, cash equivalents and short-term investments were $694.8 million at June 30, 2010 compared with $632.4 million at December 31, 2009.

Adjusted net earnings4 were $113.1 million, or $0.16 per share, for the second quarter of 2010, compared with adjusted net earnings of $84.3 million, or $0.12 per share, for the same period last year.

Reported net earnings were $103.8 million, or $0.15 per share, for the second quarter of 2010 compared with reported net earnings of $19.3 million, or $0.03 per share, for the second quarter of 2009.

Capital expenditures were $109.7 million for the second quarter of 2010, compared with $124.9 million for the same period last year. Exploration expenses for the second quarter of 2010 were $22.8 million, with capitalized exploration expenses totalling $1.3 million for the quarter.

Operating results

Mine-by-mine summaries of second quarter 2010 operating results may be found on pages 12 and 16 of this news release. Highlights include the following:

▪
At Paracatu, gold equivalent production and costs continued to improve in the second quarter, with over 118,000 gold equivalent ounces produced at a cost of sales per ounce of $525. Quarterly production increased by 35% compared to Q2 2009 while cost of sales per ounce has decreased by 25%. Throughput and recovery at the expansion plant have continued to trend upward as the result of plant enhancements and refinements, with average recovery levels for the quarter over 79%, and an average mill throughput rate of 3,250 tonnes per hour.

▪
Second quarter production from the La Coipa and Maricunga mines was below plan by approximately 38,000 gold equivalent ounces in total, and costs were higher, due to a combination of external factors and operating issues at both sites.  At La Coipa, a higher concentration of clay in the ore blend impacted filter plant capacity, which in turn reduced throughput in the first half of 2010. At Maricunga, access to ore was restricted through the first half as mining reached the bottom of the Verde pit, and, combined with slope stability issues, resulted in a reduction in total tonnes mined and ore delivered to the plant. In addition, a total of 14 days of production were lost at the mine sites in the second quarter as a result of severe winter weather.

The Company has launched a coordinated plan to address these operational issues, led by a strengthened regional management team. At La Coipa, a comprehensive overhaul of the filter plant is underway, and improved operational controls are being introduced, along with a new ore classification program.  At Maricunga, the mine plan has been revised, stripping on the Pancho pit has been accelerated and oxide ore is now being processed, and the new camp is fully occupied, providing improved accommodations at a lower elevation. In June, ore tonnages to the crusher at Maricunga were on plan. In addition, an upgrade to the Adsorption, Desorption and Refining (ADR) plant at Maricunga is expected to be completed by year-end, allowing more efficient recovery of gold from the leach solution, and removing a plant bottleneck.

While operational issues at both mines are being addressed, due to production losses and cost increases, primarily in the first half, Kinross has revised its 2010 production and cost of sales forecast for Chile, as outlined in the Outlook section of this news release.

p. 3 Kinross reports 2010 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

▪
At both Kettle River-Buckhorn and Round Mountain, production and costs were consistent with forecast for the second quarter. At Fort Knox, costs were higher than forecast, as air inversions during the winter months caused delays which extended Phase 6 mining into the second quarter, resulting in higher costs compared to the original plan to mine Phase 7. Performance of the heap leach remains strong, with tonnes to the pad and gold production both ahead of plan.

▪
At Kupol, ore extraction and gold production were slightly ahead of plan for the quarter.  The winter road haulage was completed on schedule. Ground control management relating to the underground summer thaw has improved compared to last year. As planned, third quarter production is expected to be approximately 80% of average quarterly production as a result of the ground control management program.

Project update and new developments

The forward-looking information contained in this section of the release is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 8 of this news release.

Growth projects at sites

Dvoinoye acquisition

Kinross remains on schedule to close its Dvoinoye transaction in the third quarter of 2010. All applications for governmental approvals have been submitted, including the application for approval of foreign ownership of a strategic deposit.  Kinross expects this approval to be granted in the third quarter. In anticipation of closing, the Company has begun a number of activities at site, including construction of a temporary camp, which is now complete, construction of an all-season road to the site, and selection of an engineering firm to commence concept and pre-feasibility studies. Both the 2010 exploration program and the five-year exploration program, including an exploration decline, have been approved by government authorities, and exploration activities commenced in late June. Kinross expects to spend approximately $5 million on exploration activities and $15 million on other development activities in 2010.

Paracatu third ball mill

The third ball mill at Paracatu remains on schedule and on budget for commissioning in the first half of 2011. Construction is 23% complete and procurement is 75% complete. The majority of mill components have now been delivered to site, and the concrete pour for the mill foundation will be complete by the end of August. All major construction packages have been awarded. The Company continues to study options to further expand throughput at Paracatu.

Maricunga optimization

The feasibility study for the Maricunga optimization was completed on schedule in the second quarter. The project scope includes a mine fleet of four haul trucks and one hydraulic shovel, a new primary crusher, a three-kilometre conveyor, two new secondary crushers, and conversion of two existing secondary crushers to tertiary crushers to operate in parallel with four existing tertiary crushers. Total estimated capital expenditures for the project are expected to be approximately $290 million, but with a reduction of approximately $25 million in sustaining life of mine capital due to the expected reduction in mine life as a result of accelerated mining.

The project would be expected to increase processing capacity of the Maricunga mine and heap leach operation from 16 million tonnes per annum to 26 million tonnes per annum, resulting in an incremental production increase of approximately 90,000-100,000 ounces per year, and an estimated cost of sales of approximately $540 – $560 per gold equivalent ounce.

Following receipt of the necessary permits, the construction period for the project is estimated to be approximately 18 months. The Company has completed water studies to support the environmental permit application submitted in July and expects to spend approximately $20 million on basic engineering and equipment purchases through year-end. The Company expects to be in a position to provide a more detailed update on the permitting and project timeline in the next quarter.

p. 4 Kinross reports 2010 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Maricunga SART plant

An EPCM firm has been selected, for the $46 million Sulphidization, Acidification, Recycling and Thickening (SART) plant at Maricunga, which remains on schedule to be operational by late 2011. The SART plant is expected to optimize gold recovery by removing copper from the heap leach solution, adding approximately 10,000 gold equivalent ounces of copper production per year, and significantly reducing reagent consumption.

New developments

Lobo-Marte

The Lobo-Marte drilling program continued in the second quarter. A permit for an additional 12,000 metres of drilling was received in mid-April. Infill, geotechnical, condemnation and hydrogeological drilling continue and are expected to be complete by early October. A permit application for an additional 20,000 metres of drilling, including step-out drilling, was submitted in June. An updated pre-feasibility study is expected to be completed in the fourth quarter, followed by a feasibility study in the first quarter of 2011, while the required Environmental Impact Assessment (EIA) is on schedule to be submitted in mid-2011.

Fruta del Norte

The Company continues to make good progress in advancing its FDN project in Ecuador. As previously disclosed, the Company completed its 18,000-metre infill drilling campaign ahead of schedule. In early July, also ahead of schedule, Kinross received its Environmental Licence for the La Zarza concession, the location of the FDN orebody and proposed exploration decline. This licence authorizes additional drilling of 180 holes for reserve and resource definition and hydrogeological and geotechnical purposes, as well as infrastructure improvements. Kinross was the first company to receive such an Environmental Licence under the terms of Ecuador’s new mining law and related regulations. The Company has also received approval to proceed with geotechnical and hydrogeological drilling on the Colibri concession, the proposed site for the processing plant and tailings facility.  Kinross has submitted the terms of reference for an Environmental Impact Assessment (EIA) for the proposed exploration decline at La Zarza and expects to submit the EIA for the decline in the third quarter. In addition, the Company expects to submit an EIA for exploration and condemnation drilling on the Colibri concession this fall. The project pre-feasibility study remains on schedule to be completed by year-end, at which time the Company also expects to declare a NI 43-101 compliant reserve. A full feasibility study is expected to be completed in the first half of 2011.

Kinross continues to consult with the Ecuadorian government regarding the form and content of a model exploitation contract for the mining industry which the government has indicated it intends to publish in the fall of 2010, after which Kinross would expect to begin negotiations with the government regarding an exploitation and investment protection agreement for FDN.

Cerro Casale

The project feasibility study for Cerro Casale was approved by the CMC board in May. The review of any additional permitting requirements before considering a construction decision is progressing. An engineering contractor has been selected and basic engineering has commenced.

Underworld Resources acquisition

Following completion of Kinross’ acquisition of Underworld Resources on June 30, 2010, the Underworld shares were delisted from the TSX-V on July 6, 2010. Kinross is proceeding with a $15 million exploration program on the Underworld properties, with two drills active on the White Gold property and one drill on the J.P. Ross property. By the end of the second quarter, 13,000 metres had been drilled, with plans to drill approximately 30,000 metres by year-end. Airborne and ground-based geophysical surveys are in progress, and some 10,000 surface geochemical samples have been collected.

p. 5 Kinross reports 2010 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Recent transactions

Friendly combination with Red Back Mining

On August 2,  Kinross and Red Back announced that their respective Boards of Directors had unanimously approved a friendly combination through a plan of arrangement,  whereby Kinross will acquire all of the outstanding common shares of Red Back that it does not already own. The total value of the proposed transaction is approximately $7.1 billion, on a fully-diluted basis.

Red Back shareholders will receive 1.778 Kinross common shares, plus 0.110 of a Kinross common share purchase warrant for each Red Back common share held. Pursuant to the transaction, Kinross expects to issue approximately 425 million6 common shares, and approximately 26 million Kinross warrants. Following the completion of the transaction, the current Kinross shareholders will hold approximately 63% of the combined company, while current shareholders of Red Back will hold approximately 37%.

The value of the offer is C$30.50 per Red Back common share, representing a premium of approximately 21% based on the preceding 20-day volume-weighted average price of Red Back common shares traded on the TSX and the July 30, 2010 closing price of Kinross common shares traded on the TSX. The warrants are expected to be listed on the TSX and be exercisable7 for a four-year term at an exercise price of $21.30, representing an approximate 30% premium to the July 30, 2010 closing price of $16.39 for Kinross common shares.

The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3 % of the votes cast by the shareholders of Red Back at a special meeting of the Red Back shareholders expected to take place in mid-September, and the approval of a majority of votes cast by the shareholders of Kinross at a special meeting of Kinross shareholders expected to take place at the same time as the Red Back meeting.

Kupol East and West licences

Kinross announced that it has entered into an agreement with B2Gold Corp. to acquire B2Gold’s right to an interest in the Kupol East and West exploration licence areas. According to the new agreement, Kinross is no longer obligated to enter into joint venture arrangements with B2Gold in respect of Kinross’ 75% interest in these licence areas. In exchange, Kinross will pay B2Gold: $33 million in cash on closing; contingent payments based on National Instrument 43-101 qualified proven and probable reserves within the licence areas declared in the future; and, payments based on net smelter returns from any future production from the licence areas. The closing is subject to certain customary conditions, and is expected to occur in August 2010.

Sale of interest in Harry Winston Diamond Corporation and Diavik mine

On July 23, the Company announced that it had entered into an agreement with a group of financial institutions to sell its approximate 19.9% equity interest in Harry Winston Diamond Corporation, consisting of 15.2 million Harry Winston common shares, on an underwritten block trade basis, for proceeds of approximately $186 million.

Kinross also announced that it reached an agreement in principle with Harry Winston Diamond Corporation, pursuant to which Kinross will sell its 22.5% interest in the partnership holding Harry Winston’s 40% interest in the Diavik Diamond Mine joint venture to Harry Winston for approximately $220 million, comprised of $50 million cash, approximately 7.1 million Harry Winston common shares with a value of approximately $100 million based on the Harry Winston share price on July 22, 2010, and a note payable in the amount of $70 million. The completion of the transaction is subject to execution of definitive binding documentation, as well as the approval of the boards of both Harry Winston and Kinross, the receipt of all required third party consents, the receipt of required regulatory approvals (including the approval of the Toronto Stock Exchange) and other customary conditions of closing.

6 On a fully-diluted, in-the-money basis, excluding the warrant consideration, based on shares, warrants and options, outstanding as of June 30, 2010 with respect to Kinross, and as of August 2, 2010 with respect to Red Back.
7 The Kinross common share purchase warrants may not be exercised by any holder during the initial 40-day period following their date of issuance, and thereafter may not be exercised by any holder who is in the United States or who is a U.S. person.

p. 6 Kinross reports 2010 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Credit Facility

On June 17, Kinross increased the size of its revolving credit facility from $450 million to $600 million. All other terms and conditions under the existing revolving credit facility remain unchanged, and the facility has a maturity date of November 2012.

Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 8 of this news release.

As stated in its guidance news release of January 14, 2010, Kinross expects to produce approximately 2.2 million attributable gold equivalent ounces in 2010. Considering the change in the forecast for Chile, Kinross expects to be at the high end of the $460-490 cost of sales per gold equivalent ounce range.

The Company is revising its regional forecast for 2010 production and cost of sales in Chile, and now expects to produce 350,000-380,000 gold equivalent ounces from its Chilean operations at an average cost of sales of $630-680 per ounce, compared to the previous forecast of 460,000-480,000 gold equivalent ounces at an average cost of sales of $500-520 per ounce.

As a result of the addition of Dvoinoye, Kinross has increased its 2010 exploration expenditure forecast from $97 million to $102 million and its 2010 other operating cost forecast from $46 million to $61 million.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, August 5, 2010 at 8:30 a.m. EDT to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ second quarter 2010 Financial Statements and the Management’s Discussion and Analysis report at www.kinross.com.

Kinross’ unaudited second quarter 2010 statements have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the statements free of charge upon request to the Company.

p. 7 Kinross reports 2010 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words ‘‘plans’’, ‘‘expects’’ or ‘‘does not expect’’, ‘‘is expected’’, ‘‘budget’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, “targets”, ‘‘intends’’, ‘‘anticipates’’, or ‘‘does not anticipate’’, or ‘‘believes’’, or variations of such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and in the “Cautionary Statement on Forward-looking Information” in our news release dated August 2, 2010 regarding the combination of the Company with Red Back Mining Inc., or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross’ current expectations; (5) political developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining law and related regulations and policies, and negotiation of an exploitation contract with the government, being consistent with Kinross’ current expectations; (6) permitting, construction, development and production at Cerro Casale being consistent with the new feasibility study prepared and approved by the joint venture and the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company and any entity in which it now or hereafter directly or indirectly holds an investment; (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; and (14) the closing of Kinross’ acquisition of the Dvoinoye and Vodorazdelnaya deposits being consistent with Kinross’ expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, policies and regulations, the security of personnel and assets, and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an investment, do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 8 Kinross reports 2010 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Key Sensitivities

Approximately 50%-60% of the Company’s costs are denominated in US dollars.
A 10% change in foreign exchange could result in an approximate $7 impact in cost of sales per ounce.8
A $10 change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

8 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 9 Kinross reports 2010 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. The Company believes that these measures, together with measures determined in accordance with GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with GAAP. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the company believes are not reflective of the Company’s underlying performance, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and non-hedge derivative gains and losses. Management believes that these measures, which are also used internally, provide investors with the ability to better evaluate underlying performance particularly since the excluded items are typically not included in public guidance. The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	GAAP to Adjusted Earnings Reconciliation
(in US$ millions)	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009

Net earnings - GAAP	$103.8	$19.3	$214.4	$95.8

Adjusting items:
Foreign exchange losses	3.6	57.5	1.8	51.9
Non-hedge derivatives losses (gains) - net of tax	5.4	3.2	11.4	(1.5)
Losses (gains) on sale of assets and investments - net of tax	0.3	(0.2)	(17.1)	(0.7)
Taxes in respect of prior years	-	4.5	-	9.1
	9.3	65.0	(3.9)	58.8
Net earnings - Adjusted	$113.1	$84.3	$210.5	$154.6
Weighted average number of common shares outstanding - Basic	698.8	694.7	697.6	687.5
Net earnings loss per share - Adjusted	$0.16	$0.12	$0.30	$0.22

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  Management believes that, by excluding these items from operating cash flow, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.  The following table provides a reconciliation of adjusted cash flow from operations:

	GAAP to Adjusted Operating Cash Flow
(in US$ millions)	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009

Cash flow provided from operating activities - GAAP	$216.4	$171.8	$428.4	$337.2

Adjusting items:
Working capital changes:
Accounts receivable and other assets	53.0	47.2	61.2	50.4
Inventories	12.1	17.6	(4.7)	49.4
Accounts payable and other liabilities	(10.1)	(9.5)	12.8	5.0
	55.0	55.3	69.3	104.8
Adjusted operating cash flow	$271.4	$227.1	$497.7	$442.0
Weighted average number of common shares outstanding - Basic	698.8	694.7	697.6	687.5
Adjusted operating cash flow per share	$0.39	$0.33	$0.71	$0.64

p. 10 Kinross reports 2010 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Attributable cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce cost of sales, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure, which is also used internally, provides investors with the ability to better evaluate Kinross’ cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting. The following table provides a reconciliation of attributable cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Cost of Sales Per Ounce Sold on a By-Product Basis
(in US$ millions)	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009

Cost of sales	$289.9	$270.0	$567.3	$504.5
Less: portion attributable to Kupol non-controlling interest	$(16.1)	(16.8)	$(32.8)	(30.4)
Less: attributable silver sales	$(35.5)	(49.9)	$(76.9)	(92.4)
Attributable cost of sales net of silver by-product revenue	$238.3	$203.3	$457.6	$381.7

Gold ounces sold	564,773	591,109	$1,136,394	1,129,990
Less: portion attributable to Kupol non-controlling interest	$(45,139)	(59,541)	$(89,946)	(115,700)
Attributable gold ounces sold	$519,634	531,568	$1,046,448	1,014,290
Attributable cost of sales per ounce sold on a by-product basis	$459	$382	$437	$376

p. 11 Kinross reports 2010 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Review of Operations

Three months ended June 30,
	Gold equivalent ounces
	Produced		Sold		Cost of sales ($millions)		Cost of sales/oz
	2010	2009	2010	2009	2010	2009	2010	2009

Fort Knox	86,270	67,391	80,999	63,443	$52.0	$34.3	$642	$541
Round Mountain	46,927	51,322	45,448	52,912	25.9	28.6	570	541
Kettle River - Buckhorn	50,463	33,807	53,364	27,414	16.4	8.2	307	299
US Total	183,660	152,520	179,811	143,769	94.3	71.1	524	495

Kupol (100%)	187,025	234,265	205,670	271,133	63.1	70.1	307	259
Russia Total	187,025	234,265	205,670	271,133	63.1	70.1	307	259

Paracatu	118,101	87,458	119,531	92,725	62.7	64.6	525	697
Crixás	18,076	20,646	16,751	17,763	8.8	7.5	525	422
Brazil Total	136,177	108,104	136,282	110,488	71.5	72.1	525	653

La Coipa	35,175	64,482	38,663	67,296	31.8	26.4	822	392
Maricunga	42,990	59,674	42,950	58,704	29.2	30.3	680	516
Chile Total	78,165	124,156	81,613	126,000	61.0	56.7	747	450

Operations Total	585,027	619,045	603,376	651,390	$289.9	$270.0	$480	$414
Less Kupol non-controlling interest (25%)	(46,757)	(58,566)	(51,418)	(67,783)	(16.1)	(16.8)
Attributable	538,270	560,479	551,958	583,607	$273.8	$253.2	$496	$434

Six months ended June 30,
	Gold equivalent ounces
	Produced		Sold		Cost of sales ($millions)		Cost of sales/oz
	2010	2009	2010	2009	2010	2009	2010	2009

Fort Knox	155,910	116,017	150,815	112,867	$88.6	$67.5	$587	$598
Round Mountain	92,556	101,498	90,980	103,898	54.2	54.6	596	526
Kettle River - Buckhorn	98,868	61,706	99,444	62,575	29.3	19.0	295	304
US Total	347,334	279,221	341,239	279,340	172.1	141.1	504	505

Kupol (100%)	379,946	491,388	412,265	525,947	127.9	127.3	310	242
Russia Total	379,946	491,388	412,265	525,947	127.9	127.3	310	242

Paracatu	235,573	160,203	240,652	164,818	130.0	112.6	540	683
Crixás	36,932	32,241	37,335	31,311	17.7	13.3	474	425
Brazil Total	272,505	192,444	277,987	196,129	147.7	125.9	531	642

La Coipa	82,839	130,722	97,351	123,558	61.8	48.4	635	392
Maricunga	94,767	116,439	93,280	116,927	57.8	61.8	620	529
Chile Total	177,606	247,161	190,631	240,485	119.6	110.2	627	458

Operations Total	1,177,391	1,210,214	1,222,122	1,241,901	$567.3	$504.5	$464	$406
Less Kupol non-controlling interest (25%)	(94,987)	(122,847)	(103,066)	(131,487)	(32.8)	(30.4)
Attributable	1,082,404	1,087,367	1,119,056	1,110,414	$534.5	$474.1	$478	$427

p. 12 Kinross reports 2010 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated balance sheets

(unaudited expressed in millions of United States dollars, except share amounts)
	As at
	June 30,	December 31,
	2010	2009

Assets
Current assets
Cash, cash equivalents and short-term investments	$694.8	$632.4
Restricted cash	25.1	24.3
Accounts receivable and other assets	195.6	135.5
Inventories	538.4	554.4
Unrealized fair value of derivative assets	57.5	44.3
	1,511.4	1,390.9
Property, plant and equipment	4,519.1	4,989.9
Goodwill	818.9	1,179.9
Long-term investments	1,352.8	292.2
Unrealized fair value of derivative assets	17.3	1.9
Deferred charges and other long-term assets	167.0	158.4
	$8,386.5	$8,013.2
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$302.6	$312.9
Current portion of long-term debt	121.8	177.0
Current portion of reclamation and remediation obligations	14.7	17.1
Current portion of unrealized fair value of derivative liabilities	205.8	131.0
	644.9	638.0
Long-term debt	589.1	515.2
Other long-term liabilities	514.9	543.0
Future income and mining taxes	502.5	624.6
	2,251.4	2,320.8
Non-controlling interest	180.2	132.9
Common shareholders’ equity
Common share capital and common share purchase warrants	$6,587.4	$6,448.1
Contributed surplus	176.1	169.6
Accumulated deficit	(658.5)	(838.1)
Accumulated other comprehensive loss	(150.1)	(220.1)
	5,954.9	5,559.5
Contingencies
Subsequent events
	$8,386.5	$8,013.2
Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	703,865,358	696,027,270

p. 13 Kinross reports 2010 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of operations

(unaudited expressed in millions of United States dollars, except per share and share amounts)
	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenue
Metal sales	$696.6	$598.1	$1,354.2	$1,130.8

Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	289.9	270.0	567.3	504.5
Accretion and reclamation expense	5.2	4.6	10.4	9.2
Depreciation, depletion and amortization	112.6	117.0	241.5	228.2
	288.9	206.5	535.0	388.9
Other operating costs	8.0	9.8	14.2	15.9
Exploration and business development	27.4	15.7	45.6	26.7
General and administrative	33.0	26.5	61.3	51.2
Operating earnings	220.5	154.5	413.9	295.1
Other income (expense) - net	(18.5)	(78.8)	5.6	(83.0)
Earnings before taxes and other items	202.0	75.7	419.5	212.1
Income and mining taxes expense - net	(67.8)	(21.6)	(146.6)	(54.7)
Equity in losses of associated companies	(0.8)	(6.0)	(4.0)	(6.7)
Non-controlling interest of subsidiary	(29.6)	(28.8)	(54.5)	(54.9)
Net earnings	$103.8	$19.3	$214.4	$95.8

Earnings per share
Basic	$0.15	$0.03	$0.31	$0.14
Diluted	$0.15	$0.03	$0.31	$0.14
Weighted average number of common shares outstanding (millions)
Basic	698.8	694.7	697.6	687.5
Diluted	702.6	698.4	701.3	692.5

p. 14 Kinross reports 2010 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of cash flows

(unaudited expressed in millions of United States dollars)
	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$103.8	$19.3	$214.4	$95.8
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	112.6	117.0	241.5	228.2
Accretion and reclamation expenses	5.2	4.6	10.4	9.2
Accretion of convertible debt and deferred financing costs	4.3	4.2	8.7	8.4
Gain (loss) on disposal of assets and investments - net	0.3	(0.2)	(37.0)	(0.7)
Equity in losses of associated companies	0.8	6.0	4.0	6.7
Non-hedge derivative losses (gains) - net	7.4	3.2	13.4	(1.5)
Future income and mining taxes	(15.9)	(22.0)	(24.7)	(27.8)
Non-controlling interest	29.6	28.8	54.5	54.9
Stock-based compensation expense	8.3	6.2	16.4	13.8
Foreign exchange losses (gains) and Other	15.0	60.0	(3.9)	55.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	(53.0)	(47.2)	(61.2)	(50.4)
Inventories	(12.1)	(17.6)	4.7	(49.4)
Accounts payable and other liabilities	10.1	9.5	(12.8)	(5.0)
Cash flow provided from operating activities	216.4	171.8	428.4	337.2
Investing:
Additions to property, plant and equipment	(109.7)	(124.9)	(191.9)	(203.2)
Asset purchases - net of cash acquired	10.8	-	10.8	(41.4)
Net proceeds from the sale of long-term investments and other assets	-	-	450.6	0.1
Acquisition of long-term investments and other assets	(595.5)	(3.9)	(593.4)	(175.6)
Net proceeds from the sale of property, plant and equipment	0.4	0.3	0.6	0.3
Disposals of (additions to) short-term investments	25.0	54.4	35.0	(71.2)
Decrease (increase) in restricted cash	21.2	28.4	(0.8)	10.2
Other	(1.4)	-	(2.2)	(0.1)
Cash flow used in investing activities	(649.2)	(45.7)	(291.3)	(480.9)
Financing:
Issuance of common shares	-	-	-	396.4
Issuance of common shares on exercise of options and warrants	3.4	2.8	6.4	12.6
Proceeds from issuance of debt	120.0	0.2	127.5	5.4
Repayment of debt	(53.4)	(72.5)	(117.5)	(85.7)
Dividends paid to common shareholders	-	-	(34.8)	(27.8)
Dividends paid to non-controlling shareholder	-	-	(7.2)	-
Settlement of derivative instruments	(6.0)	(4.9)	(11.7)	(8.5)
Cash flow provided from (used in) financing activities	64.0	(74.4)	(37.3)	292.4
Effect of exchange rate changes on cash	(2.5)	7.5	(2.4)	6.3
Increase (decrease) in cash and cash equivalents	(371.3)	59.2	97.4	155.0
Cash and cash equivalents, beginning of period	1,066.1	586.4	597.4	490.6
Cash and cash equivalents, end of period	$694.8	$645.6	$694.8	$645.6

Cash and cash equivalents, end of period	$694.8	$645.6	$694.8	$645.6
Short-term investments	$-	$105.7	$-	$105.7
Cash, cash equivalents and short-term investments	$694.8	$751.3	$694.8	$751.3

p. 15 Kinross reports 2010 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Ore Processed (1)	Grade	Recovery (2)	Gold Eq Production	Gold Eq Sales	Cost of Sales	COS/oz	Cap Ex	DD & A
			(%)	(‘000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
U.S.A	Fort Knox(3)	Q2 2010	100	7,761	0.76	80%	86,270	80,999	52.0	642	16.8	8.1
		Q1 2010	100	3,969	0.71	80%	69,640	69,816	36.6	524	21.7	15.9
		Q4 2009	100	6,816	0.65	83%	86,614	89,244	40.2	450	36.7	14.3
		Q3 2009	100	3,091	0.80	83%	60,629	60,935	36.0	591	31.2	6.0
		Q2 2009	100	3,269	0.74	82%	67,391	63,443	34.3	541	41.9	6.6
	Round Mountain	Q2 2010	50	7,390	0.50	nm	46,927	45,448	25.9	570	9.1	3.9
		Q1 2010	50	7,932	0.53	nm	45,629	45,532	28.3	622	7.0	4.7
		Q4 2009	50	6,748	0.65	nm	53,043	52,564	25.6	487	7.2	(3.9)
		Q3 2009	50	7,792	0.53	nm	59,375	59,007	31.2	529	8.2	6.4
		Q2 2009	50	5,827	0.58	nm	51,322	52,912	28.6	541	9.0	4.9
	Kettle River	Q2 2010	100	99	18.20	91%	50,463	53,364	16.4	307	2.8	23.9
		Q1 2010	100	92	19.58	91%	48,405	46,080	12.9	280	2.0	21.1
		Q4 2009	100	97	20.73	92%	62,363	62,065	16.5	266	6.1	23.0
		Q3 2009	100	82	19.57	95%	49,486	57,832	18.1	313	8.3	19.5
		Q2 2009	100	56	20.26	94%	33,807	27,414	8.2	299	8.2	12.0
Russia	Kupol - 100%	Q2 2010	75	290	18.55	94%	187,025	205,670	63.1	307	2.9	42.9
		Q1 2010	75	283	20.20	95%	192,921	206,595	64.8	314	8.4	43.8
		Q4 2009	75	279	21.50	93%	219,612	200,234	58.2	291	10.5	41.9
		Q3 2009	75	293	20.93	95%	214,507	217,367	60.0	276	12.3	48.2
		Q2 2009	75	279	23.80	95%	234,265	271,133	70.1	259	10.0	59.4
	Kupol (5) (6)	Q2 2010	75	290	18.55	94%	140,268	154,252	47.0	305	2.0	35.7
		Q1 2010	75	283	20.20	95%	144,691	154,946	48.7	314	6.3	36.4
		Q4 2009	75	279	21.50	93%	164,709	150,176	43.3	288	7.9	38.8
		Q3 2009	75	293	20.93	95%	160,880	163,025	44.6	278	9.2	36.2
		Q2 2009	75	279	23.80	95%	175,699	203,350	51.8	262	7.5	49.3
Brazil	Paracatu	Q2 2010	100	10,179	0.45	79%	118,101	119,531	62.7	525	47.6	16.8
		Q1 2010	100	10,110	0.46	76%	117,472	121,121	67.3	556	8.8	15.8
		Q4 2009	100	10,401	0.44	74%	108,421	98,126	63.6	648	39.3	9.5
		Q3 2009	100	11,087	0.37	68%	85,772	84,720	64.7	764	49.7	10.5
		Q2 2009	100	9,259	0.44	67%	87,458	92,725	64.6	697	24.8	11.9
	Crixás	Q2 2010	50	288	4.26	92%	18,076	16,751	8.8	525	4.6	3.4
		Q1 2010	50	276	4.44	95%	18,856	20,584	8.9	432	6.2	3.9
		Q4 2009	50	254	5.74	90%	22,030	21,686	8.0	369	4.8	2.9
		Q3 2009	50	303	4.56	92%	20,383	22,176	9.7	437	7.5	2.6
		Q2 2009	50	277	5.03	92%	20,646	17,763	7.5	422	6.3	2.3
Chile	La Coipa (4)	Q2 2010	100	998	1.00	80%	35,175	38,663	31.8	822	5.6	8.6
		Q1 2010	100	1,231	1.08	78%	47,664	58,688	30.0	511	6.5	17.9
		Q4 2009	100	1,262	1.17	80%	56,785	48,979	26.5	541	6.6	14.3
		Q3 2009	100	903	1.16	84%	43,662	50,127	22.7	453	4.6	11.6
		Q2 2009	100	1,323	1.12	87%	64,482	67,296	26.4	392	3.6	14.6
	Maricunga	Q2 2010	100	3,118	0.77	nm	42,990	42,950	29.2	680	12.5	3.9
		Q1 2010	100	3,604	0.81	nm	51,777	50,330	28.6	568	12.5	4.2
		Q4 2009	100	4,068	0.76	nm	59,893	63,703	32.4	509	13.6	6.2
		Q3 2009	100	3,885	0.90	nm	57,253	56,410	29.2	518	8.0	4.0
		Q2 2009	100	3,996	0.83	nm	59,674	58,704	30.3	516	13.9	4.6

(1)	Ore processed is to 100%, production and costs are to Kinross’ account
(2)
Due to the nature of heap leach operations at Round Mountain and Maricunga, recovery rates cannot be accurately measured on a quarterly basis. Fort Knox recovery represents mill recovery only and excludes the heap leach.

(3)
Includes 4,420,000 tonnes placed on the heap leach pad during the second quarter of 2010 and 5,081,000 for the first six months.  Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.34 grams per tonne for the second quarter of 2010 and 0.32 grams per tonne for the first six months.

(4)	La Coipa silver grade and recovery were as follows: Q2 (2010) 37.56g/t 59%; Q1 (2010) 38.15g/t 62%; Q4 (2009) 35.80g/t 66%; Q3 (2009) 52.76 g/t 57%; Q2 (2009) 55.15g/t 63%.
(5)	Kupol silver grade and recovery were as follows: Q2 (2010) 209.73 83%; Q1 (2010) 241.99g/t 83%; Q4 (2009) 247.21 g/t 83%; Q3 (2009) 235.64 g/t 84%; Q2 (2009) 298.68 g/t 83%.
(6)	Includes Kinross’ share of Kupol at 75%.

p. 16 Kinross reports 2010 second quarter results	www.kinross.com